Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
PETER C. CANELLOS	ERIC S. ROBINSON
DAVID M. EINHORN	PATRICIA A. ROBINSON*
KENNETH B. FORREST	LEONARD M. ROSEN
THEODORE GEWERTZ	MICHAEL W. SCHWARTZ
MAURA R. GROSSMAN	ELLIOTT V. STEIN
RICHARD D. KATCHER	WARREN R. STERN
THEODORE A. LEVINE	PATRICIA A. VLAHAKIS
DOUGLAS K. MAYER	J. BRYAN WHITWORTH
ROBERT B. MAZUR	AMY R. WOLF
PHILIP MINDLIN

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON**	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

October 23, 2013

VIA EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             AllianceBernstein L.P.
Registration Statement on Form S-4
Filed September 13, 2013
File No. 333-191155
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 0-29961

AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 1-09818

Dear Ms. Hayes:

On behalf of AllianceBernstein L.P. (the “Company”), and in response to the letter, dated October 10, 2013, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (the “Comment Letter”) regarding the Company’s registration statement on Form S-4 filed with the Commission on September 13, 2013 (the “Registration

Statement”), I submit this letter containing the Company’s responses to the Comment Letter.  An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 1 marked to show changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.

Registration Statement Form S-4

General

1.                                      Please provide an updated consent from your independent registered public accounting firm in your next amendment.

Response:  The Company has filed an updated consent as Exhibit 23.2 to Amendment No. 1.

2.                                      Where we ask you to revise your future filings, in addition to this registration statement, please ensure to revise your related interim and annual reports as necessary.

Response:  Where the Staff has asked the Company to revise future filings, in addition to the Registration Statement, the Company undertakes to revise any related interim and annual reports.

This Proxy Statement/Prospectus Incorporates Additional Information

3.                                      We note that you did not incorporate AllianceBernstein periodic reports by reference.  Please clarify that the business and financial information referenced is limited to the exhibits that are incorporated by reference.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the inside front cover page to clarify that such disclosure refers only to the exhibits to the Registration Statement that are incorporated by reference.

Employment Agreements, page 15

4.                                      Please expand the discussion of the employment agreements with Mr. Phelps and Mr. Tierney and the separation agreement with Mr. Stewart to describe the material provisions of the agreements and clarify their roles in the combined company.  The discussion should quantify Mr. Phelps and Mr. Tierney’s base salaries and minimum total cash compensation for 2014, as well as any payments to Mr. Stewart.  Similarly, revise the discussion of the “Interests of W.P. Stewart’s Executive Officers and Directors in the Merger.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 205 and 230.

5.                                      Additionally, file these agreements as exhibits to the registration statement.

Response:  In response to the Staff’s comment, the Company has filed the employment agreements with Mr. Phelps and Mr. Tierney as Exhibits 99.3 and 99.4 to Amendment No. 1.

Risk Factors, page 20

6.                                      We note that you omitted the 10-K risk factor captioned “An impairment of goodwill may occur.”  Please tell us why you believe this is no longer a material risk.

Response:  In response to the Staff’s comment, the Company has included the risk factor captioned “An impairment of goodwill may occur” on page 27.

AllianceBernstein may repurchase CVRs, page 21

7.                                      Please explain why you believe this is a risk.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 21.

AllianceBernstein’s ability to retain clients and increase AllianceBernstein’s assets under management, page 24

8.                                      Please identify the services that underperformed in absolute terms and relative to peers.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 25 to include a cross-reference to the list of services the Company describes in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 72 (relating to Form 10-Q for the quarter ended June 30, 2013) and on page 93 (relating to Form 10-K for the year ended December 31, 2012).  In addition, the Company has revised the disclosure on pages 72 and 93 to indicate that the services listed are the Company’s “core equities services.”  The Company respectfully advises the Staff that the Company’s disclosure on pages 72 and 93 includes data regarding absolute investment performance and performance compared to relative benchmarks for the listed services.

The Company further advises the Staff that the peer data which the Company has at its disposal, which is obtained from eVestment, provides only gross-of-fee performance data.  The Company discloses net-of-fee performance data in its periodic reports because net-of-fee data, which reflects the Company’s clients’ actual returns, is more indicative of whether clients will decide to keep their assets with the Company or invest additional assets, and whether clients will withdraw some assets from the Company or redeem their accounts.  Accordingly, the Company does not believe that disclosing peer performance data is appropriate or that such disclosure would be useful to investors.

Cautionary Statement Regarding Forward-Looking Statements, page 37

9.                                      The safe harbor for forward looking statements is not applicable to companies that are not subject to the reporting requirements of Section 13(a) or section 15(d) of the Securities Act of 1934.  Please revise this discussion to clarify that the forward looking statements relating to W. P. Stewart do not fall within the meaning of the Private Securities Litigation Reform Act of 1995.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 38.

The Merger, page 185

10.                               Please revise the general description of the merger to include the AUM milestone rather than referring to the CVR agreement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 187.

Background of the merger, page 185

11.                               Please provide copies of W.P Stewart’s board books.

Response:  The presentation materials prepared by Duff & Phelps, LLC (“Duff & Phelps”) in connection with its opinion, dated August 15, 2013, to the Board of Directors of W.P. Stewart, as summarized in the section entitled “The Merger — Opinion of W.P. Stewart’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Duff & Phelps on a confidential and supplemental basis.

12.                               Please describe the terms of the proposed business transaction with the large investment advisory firm.  Identify the firm or tell us why you believe the identity of the firm is not required.  We note that W.P. Stewart’s reasons for the merger presented on page 189 note that the board believed the merger was favorable to pursuing strategic alternatives given the potential rewards, risks and uncertainties associated with pursuing those potential alternatives.  Please provide more detail about the alternative business transaction, including the potential rewards, risks and uncertainties.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 188 and 189.  However, due to a nondisclosure agreement with the investment advisory firm, the identity of that firm has not been provided.

13.                               We note your statement that in late March 2013 W.P. Stewart and AllianceBernstein began to discuss strategic alliances.  Please explain how the discussions began, including who initiated the contact.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 188.

14.                               Please expand the discussion of the negotiations between AllianceBernstein and W.P. Stewart to describe all meetings, including the identity of all participants and the issues discussed.  Your discussion should indicate the initial offer and how the proposed consideration changed throughout the negotiations.  To the extent that Mr. Phelps and Mr. Tierney’s employment agreements and Mr. Stewart’s separation agreement were discussed, these discussions should be described.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 188 through 190.

W.P. Stewart’s Reasons for the Merger; Recommendation of W.P. Stewart Board of Directors, page 189

15.                               Please confirm that the per share cash consideration discussion and premium calculation does not include the potential CVR payment.

Response:  The Company hereby confirms that the premium calculation referenced in the Staff’s comment does not include the potential CVR payment.  The Company has revised the disclosure on page 191 accordingly.

Opinion of W.P. Stewart’s Financial Advisor, page 192

16.                               We note your statements on page 193 and in the fairness opinion provided by Duff & Phelps in the paragraph beginning at the bottom of page D-3 that the fairness opinion is only intended to be used by the board. Please revise your disclosure to clarify that the investors have the right to rely on the fairness opinion.  Alternatively, disclose the basis for Duff & Phelps’ belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law (e.g., the inclusion of an express disclaimer in Duff & Phelps’ engagement letter with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.

In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 195 and page D-3 of Annex D to delete the previous language indicating that the fairness opinion is only intended to be used by the board of W.P. Stewart.

Selected Company Analysis, page 196

17.                               Please explain how the companies included in the analysis were selected.  If other companies meeting the selection criteria were omitted, please disclose this information. Please provide similar information with respect to the selected M&A transaction analysis.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 199 and 202.

Interests of W.P. Stewart’s Executive Officers and Directors in the Merger, page 201

18.                               The sixth bullet point appears to indicate that Michael Maquet’s shares of restricted stock will be forfeited for no consideration and that they will be cancelled in exchange for the merger consideration.  Please explain the apparent discrepancy.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 205 to clarify that 56,000 shares of Mr. Maquet’s restricted stock will be forfeited, while his remaining shares will be converted into the right to receive the merger consideration.

Material United States Federal Income Tax Consequences of the Merger, page 203

19.                               We note your statement that you have included a discussion of “certain material” federal income tax consequences.  Please confirm to us that the disclosure discusses all material tax consequences and revise the opening sentence as appropriate.

Response:  The Company hereby confirms that Amendment No. 1 discusses all material tax consequences.  The disclosure on page 207 has been revised in response to the Staff’s comment.

Certain Terms of the Merger Agreement, page 211

20.                               We note your statement that you describe “certain material terms of the merger agreement, the CVR agreement, and other transaction documents.”  Please confirm to us that the disclosure discusses all material terms of the agreements and documents and revise the opening sentence as appropriate.

Response:  The Company hereby confirms that Amendment No. 1 discusses all material terms of the merger agreement, the CVR agreement, and the other transaction documents.  The disclosure on page 214 has been revised in response to the Staff’s comment.

Financial Statements for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 7 — Investments, page F-25

21.                               We note from your table provided and your disclosure on page F-26 that you provide seed capital to your investment teams to develop new products and services for your clients which you sponsor.  We also note from your disclosure in Note 2 (page F-11, Variable Interest Entities) that you determined that all entities for which you are a sponsor and/or investment manager, other than your CDOs, qualify for the scope deferral of ASU 2009-17 and that you will continue to assess for consolidation under prior accounting guidance for consolidation of variable interest entities (VIEs).  In order to help us better understand your seed capital investments and the related accounting and consolidation policy, please address the following:

•                  Identify the types of seed capital products you offer and explain how you qualify for the scope deferral of ASU 2009-17.

•                  Expand your disclosure (i.e. within your Variable Interest Entities policy footnote (Note 2) and Critical Accounting Estimates (page 112) to describe how you evaluate whether to consolidate funds in accordance with ASC 810-10.

•                  Describe your typical investment in “seed capital” products, including private equity funds. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

Response:  For ease of the Staff’s review, the Company has divided its response to the Staff’s comment into three parts, each of which corresponds to the three bulleted items in the comment.

Identify the types of seed capital products you offer and explain how you qualify for the scope deferral of ASU 2009-17.

As of September 30, 2013, the Company has $403 million of seed capital products comprised of equity products ($144 million), fixed income products ($126 million), alternative products ($83 million) and private equity products ($50 million).

The equity and fixed income products are primarily in the form of separately-managed account portfolios, U.S. 1940 Act funds, Luxembourg funds, Japanese investment trust management funds or Delaware business trusts.  The Company’s alternative seed capital products are primarily in the form of limited partnership hedge funds, Cayman Island limited liability corporations, U.S. 1940 Act funds or Luxembourg funds.  Lastly, the Company’s private equity investments are primarily direct investments in third party funds.

In regard to the Company’s overall consolidation policy for all funds, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of SFAS No. 167 are deferred for a reporting entity’s interest in an entity: (1) that has all the attributes of an investment company, or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  The FASB expected the deferral to generally apply to a limited number of types of entities, including, but not limited to, mutual funds, hedge funds, private equity funds, venture capital funds and certain mortgage REITs.  The FASB expected that the deferral would not apply to securitizations, asset-backed financings, collateralized debt obligations and former qualifying special-purpose entities.  In addition, an entity that otherwise meets the conditions for the deferral is not eligible if the reporting enterprise has an obligation to fund losses of the entity that could be potentially significant to the entity.

ASC 946-10-15-2, Financial Services — Investment Companies, Entities, states that investment companies discussed in this Topic are required to report their investment assets at fair value and have the following attributes:

•      Investment activity — The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

•      Unit ownership — Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

•      Pooling of funds — The funds of the investment company’s owners are pooled to avail owners of professional investment management.

•      Reporting entity — The investment company is the primary reporting entity.

Based on an assessment of the Company’s investment products, the Company determined that all funds and entities (i.e., limited partnerships), other than its collateralized debt obligations and collateralized loan obligations (collectively “CDOs”), possess all the attributes of an investment company and apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  As a result, the Company determined that all funds and entities other than CDOs qualify for the scope deferral and will continue to be assessed for consolidation under FIN 46(R).

Specifically in regard to the Company’s consolidation policy relating to the Company’s seed investments, the Company’s original seed investment typically represents all or a majority of the equity investment in the new product.  The Company’s seed investment portfolio has a weighted average age of approximately 14 months and the Company typically redeems approximately 50% of the seed investments annually.  These investments are temporary in nature, and the Company’s equity ownership in these funds may fluctuate above and below 50% from one reporting period to the next.  The Company’s seed investment program has ranged in size from $271 million as of December 31, 2010 to $483 million as of December 31, 2012.  The Audit Committee of the Board of Directors (the “Audit Committee”) has established a ceiling of $550 million for the seed investment program.  The potential impact of not consolidating a fund which should be consolidated (as a result of owning more than 50% of the equity of the fund) is primarily an understatement of investments (though there may be some insignificant un-invested cash and miscellaneous accruals) with a corresponding understatement of non-controlling interest on the Company’s consolidated statement of financial condition.  In addition, there would be additional investment gains and losses (recorded as revenues) and a corresponding non-controlling interest on the Company’s consolidated statement of income.  There would be no net impact to partners’ capital attributable to AllianceBernstein L.P. unit holders, as well as no impact to net income attributable to AllianceBernstein L.P. unit holders.  The Company has evaluated the impact of consolidating majority-held seed money investments as compared to measuring the holding at fair value as an unconsolidated seed money investment balance in accordance with Staff Accounting Bulletin No. 99.  The Company has concluded that not consolidating these investments does not materially misstate the Company’s consolidated financial statements as a whole.  The Company has discussed our evaluation and conclusions with the Audit Committee and the Company’s independent accountants.

The impact to the Company’s investment account would be increases of $93 million, $43 million and $12 million as of December 31, 2012, 2011 and 2010, respectively.  As a percentage of total assets, the impact would be 1.1%, 0.6% and 0.2% as of December 31, 2012, 2011 and 2010, respectively.  Over the previous two and one half years’ quarters, the additional impact on investment gains and losses has ranged between $395 thousand and $4.9 million on total revenues ranging between $625 million and $755 million.  As a percentage of total revenues, the impact ranged from 0.1% to 0.8% over these quarterly periods.  There is no impact on net income attributable to AllianceBernstein L.P. unitholders or earnings per unit for any period.

Further, due to the temporary nature of these seed investments and the fluctuating percentage of ownership interest that they represent, the Company does not believe that consolidating and deconsolidating a fund on a potentially frequent basis would provide useful information to its investors and other readers of the Company’s financial statements.  Based on the Company’s essentially stable total assets (in the $7 billion to $8 billion range) and a maximum allowable seed investment level of $550 million, the Company does not foresee any significant changes in this analysis in future periods.

Expand your disclosure (i.e. within your Variable Interest entities policy footnote (Note 2) and Critical Accounting Estimates (page 112)) to describe how you evaluate whether to consolidate funds in accordance with ASC 810-10.

Commencing with the Company’s Form 10-K for the year ended December 31, 2013, the Company will expand the footnote and critical accounting estimates disclosures as follows:

In January 2010, the FASB deferred portions of ASU 2009-17 that relate to asset managers. The Company determined that all entities for which the Company is a sponsor and/or investment manager, other than collateralized debt obligations and collateralized loan obligations (collectively “CDOs”), qualify for the scope deferral and will continue to be assessed for consolidation under FIN 46 (R), the prior accounting guidance for consolidation of variable interest entities.

For all new investment products and entities developed by the Company (other than CDOs), the Company first determines whether the entity is a variable interest entity (“VIE”).  This involves determining an entity’s variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE.  Once an entity has been determined to be a VIE, the Company then identifies the primary beneficiary of the VIE.  If the Company is deemed to be the primary beneficiary of the VIE, then the Company would consolidate the entity.

The Company provides seed capital to its investment teams to develop new products and services for the Company’s clients.  The Company’s original seed investment typically represents all or a majority of the equity investment in the new product.  The Company’s seed investment portfolio has a weighted average age of approximately 14 months and the Company typically turns over approximately 50% of the seed investments annually.  These investments are temporary in nature, and the Company’s equity ownership in these funds may fluctuate above and below 50% from one reporting period to the next. The Company’s large seed capital investments range from between $1 million to $30 million, with an average size of $9 million.  The Audit Committee has established a ceiling of $550 million for the seed investment program.    Due to the small relative size and temporary nature of these seed investments, the Company does not consolidate such seed investments, even if the Company owns a majority of the equity, and measures the investment as an unconsolidated seed money investment balance at fair value.

Describe your typical investment in “seed capital” products, including private equity funds. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

The Company’s large seed capital investments range from between $1 million to $30 million, with an average size of $9 million.  The original investment typically represents all or a majority of the equity investment in the new product.  For some private equity seeds, the Company’s clients expect us to be a co-investor to share the risks, and in such cases the Company would not typically represent the majority of the investment.  The Company holds all or a majority of the investment until it launches the new product and redeems its initial investment, or the Company determines that it should not launch the product and the Company liquidates its investment.  The seed investment portfolio has a weighted average age of approximately 14 months and the Company typically redeems over approximately 50% of the seed investments annually.

Annex A, Agreement and Plan of Merger

22.                               Please supplementally provide us a list briefly identifying the contents of all the omitted company disclosure schedules to the merger agreement.  Also, please re-file the merger agreement with a list identifying the contents of all omitted schedules.  See Item 601(b)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages A-54 and A-55 of Annex A.  The following is a list identifying the contents of all omitted disclosure schedules to the merger agreement:

1.6	Employee Equity Awards
3.1(b)	Subsidiaries
3.2(a)	Company Stock Option and Restricted Shares

Information
3.3(b)	Noncontravention
3.4	Consents and Approval
3.5(a)	Reports; Regulatory Matters
3.6	Financial Statements
3.8(a)	Absence of Changes
3.9	Compliance with Law
3.11(a)	Employee Benefit Plans
3.11(e)	Qualified Plans
3.14	Legal Proceedings
3.15(a)	Material Contracts
3.17	Tax Matters
3.20	Material Insurance Policies
3.23	Related Party Contracts
3.24	IA Subsidiaries
3.25	Mutual Funds
3.27(a)	Private Funds
3.28	Client Information
3.31(a)	Product Performance Record
5.1	Conduct of the Company’s Business
5.2	Exceptions to Forbearances
6.6(a)	Indemnification Agreements
9.3	Officers of the Company

The Company hereby confirms that none of the omitted disclosure schedules contain information which is material to an investment decision.

Signatures, page II-6

23.                               Please revise your signature page to include the signature and title of your controller or principal accounting officer.  Please refer to Instructions 1 and 2 under the Signatures section of Form S-4.

Response:  The signature of the Company’s principal accounting officer has been added to page II-7 in response to the Staff’s comment.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact the undersigned at (212) 403-1381.

*          *          *

Sincerely,

/s/ Nicholas G. Demmo
Name: Nicholas G. Demmo

cc:	Laurence E. Cranch
AllianceBernstein L.P.

Enclosures